EXHIBIT 99.1

First Order From Shanghai for Volvo's New Midi-bus

GOTEBORG, Sweden, March 31, 2005 (PRIMEZONE) -- Volvo Buses has received an order for 87 city buses for Shanghai. 47 of these buses are Volvo's first midi-buses in China.

The contract is for 40 12 metre Volvo B7R buses and 47 10.5 metre Volvo B6R buses. All the buses are air-conditioned. Volvo launching its first midi-bus in China is an important move. This type of bus is a best seller in China which contributes largely to the total volume of around 25,000 buses over 10m sold every year.

The order was placed by city bus operator ShenXin Bus of Shanghai. It is a joint venture company owned by ComfortDelgro Group of Singapore and Dazhong Group of China. The Dazhong Group consists of five bus operators that together run 5,200 buses, of which 290 are Volvos. ShenXin has a fleet of 590 buses, of which 69 are Volvo B7Rs.

"Our total bus fleet of 590 buses consists of some 20 different models of mainly Chinese brand.," says Michael Liew, CEO of ShenXin. "This presents a difficult job for repair and maintenance. Based on the positive experience we gained with the first Volvo buses, we decided to purchase those additional 87 Volvo buses. This new procurement is based on a long term partnership between ComfortDelgro, ShenXin and Volvo."

Superior aftersales support

He added that one reason for the decision is that the aftersales support from Volvo is superior. The company is therefore planning to sign also a five years service contract for the new buses. The buses will be manufactured by Volvo's joint venture partner Sunwin Bus of Shanghai and be delivered by the summer. Sunwin is a joint venture between Volvo Buses and SAIC of Shanghai.

"This deal proves that purchasing new city buses in China is considered more and more as an investment rather then an initial cost," says Jan Vandooren, Marketing and Sales Manager of Sunwin Bus. "Uptime, life time cost and passenger comfort are already becoming the decisive factors in the purchase procedure of the Shanghainese operators," he concludes.

March 31, 2005

For further information, please contact

Jan Vandooren, Marketing and Sales Manager Sunwin Bus, +86 1391 620 8750 or Per-Martin Johansson, press officer, +46 31 322 52 00

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Sunwin Bus
          Jan Vandooren, Marketing and Sales Manager
          +86 1391 620 8750

          Per-Martin Johansson, press officer
          +46 31 322 52 00